

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Via E-mail
Richard J. Hendrix
Chief Executive Officer
FBR & Co.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re:** **FBR & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-33518**

Dear Mr. Hendrix:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

Risk Management, page 6

1. Please revise this discussion and the risk management discussion beginning on page 46 to provide greater detail regarding your control procedures designed to identify and evaluate your business and investment risks. The discussion should identify the relevant board committees and procedures used to communicate identified risks to the applicable committee(s) and to the board of directors. For example, is there a set protocol if inventory position limits are breached or you experience significant changes in value at risk (VaR)?

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 34
Institutional Brokerage, page 35

2.   We note your disclosure that institutional brokerage revenues consist of commissions resulting from securities transactions executed as agent or principal and related net trading gains and losses, as well as fees received for equity research. Please address the following:
- Separately disclose the amount of revenues from each of the three components of your institutional brokerage revenues.
- Separately clarify whether you are recognizing commission revenue on a gross or net basis for your commissions resulting from securities transactions executed as an agent, and commissions resulting from securities transactions executed as principal.
- Tell us whether there are any trends with regards to the level of commission revenues earned as principal versus as agent over the past three years.

Quantitative and Qualitative Disclosures about Market Risk, page 45
Value at Risk, page 45

3.   We note that your VaR model quantifies potential trading losses on positions held for a relatively short period of time, and the quantitative risk related to positions held on a long-term basis are measured by a sensitivity analysis and presented under equity price risk on page 46. Please explain to us and revise future filings to present the following as appropriate:
- Explain to us and revise future filings to present your definition of trading revenue and losses.   For example, clearly explain whether your definition of trading revenues and losses includes fees, commissions, net interest income, and gains and losses from intraday trading. Confirm that in your comparison of actual daily trading revenue fluctuations with your daily VaR estimate that the definitions are comparable. If not, please describe any differences.
- Clarify whether these VaR trading losses include the activities of your investments in equity positions held on a long-term basis that are measured in your sensitivity analysis as presented under equity price risk.
- Quantify the amount of investment banking positions that are excluded from your VaR measure since they are being held on your trading desk in order to facilitate distribution.
- Tell us whether your VaR measure includes the market risk associated with your securities sold but not yet purchased. If not, tell us why you have not included these amounts in your equity price risk sensitivity disclosures.
- Revise future filings to include comparative disclosures for the prior year, along with a discussion describing the reasons for material quantitative changes in market risk

exposures between the current and preceding fiscal years, as required by Item 305 of Regulation S-K.

4.   We note your bar graph disclosure of trading revenues on page 46 presents a Daily P&L Histogram with the intent of presenting the distribution of daily trading revenues and losses. Please explain to us and clarify in future filings where the data you describe in your narrative is presented in this histogram (i.e. the average lowest 5 percentile daily trading revenues and the worst one-day trading revenues). Your disclosure would be clearer if the metrics you refer to in your narrative were highlighted within this histogram.

Item 8. Financial Statements and Supplementary Data, page 51

Note 2. Summary of Significant Accounting Policies, page F-9
Fair Value of Financial Instruments, page F-10

5.   We note that you measure the fair value of your non-public equity securities classified within Level 3 of the fair value hierarchy using the enterprise value. We also note that enterprise value is a common measurement technique used by private equity funds to value an investment in a portfolio company in which the fund holds both the debt and a controlling equity interest in the portfolio company. Please respond to the following:
    • Quantify the amount of your non-public equity securities that are valued using the enterprise value.
    • Explain the accounting guidance you considered in your determination that enterprise value is the appropriate fair value measurement method for these non-public equity securities.
    • Explain how the disclosure of unobservable inputs on page F-16 for your marketable and non-public equity securities, which is described as over-the-counter trading activity, relates to the use of the enterprise value for these instruments.
    • Explain to us and revise future filings to present in your table of quantitative information about Level 3 fair value measurements any significant adjustments you have made to the market values of these securities.
    • Tell us and revise future filings to present the timing and amount of any redemption restrictions associated with these securities.

6.   We note from your disclosures that convertible and fixed income debt instruments are valued based on broker, dealer, or alternative pricing services. Please enhance your disclosure in future filings to address the following:
    • The average number of broker quotes received;
    • The process you undertake to validate the broker quotes received;
    • Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and
    • The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

Note 3. Investments, page F-15

7.   We note from your disclosure on page 16 that certain of your investments in privately-
        held entities are subject to restrictions that limit the amount and timing of your
        redemption of these investments. We also note that 14 non-registered investment funds
        were excluded from your table of quantitative information about Level 3 fair value
        measurement because these funds were valued using the net asset value as a practical
        expedient. It is not clear to us where you have provided the minimum required
        disclosures for investments valued using the net asset value as the practical expedient as
        required by ASC 820-10-50-6A. Please advise us or revise your disclosure in future
        filings as necessary.

8.   We note that your quarterly reporting process includes a number of assessment processes
        that assist you in the evaluating fair value information that you receive from fund
        managers and administrators to measure the net asset value of your non-registered
        investment funds. We also note that you evaluate the performance of your funds against
        applicable benchmarks. Please revise your future filings to provide a more granular
        discussion of the valuation processes you perform to assess the reasonableness of all of
        your Level 3 measurements. Refer to ASC 820-10-50-2(f) and 820-10-55-105.

Note 6. Income Taxes, page F-23

9.   We note that you have significantly reduced the valuation allowance for your deferred tax
        assets on the basis of your improved operating performance, cumulative operating results
        over the prior twelve quarters, and the outlook of your prospective operating
        performance. We further note that you have experienced significant pre-tax losses from
        operations during each of the years between 2006-2011, except for fiscal 2007. It
        appears that you are placing a significant amount of reliance on your expectations
        regarding future earnings. It is unclear to us how you have determined that these
        projections are objectively verifiable given your significant historical loss experience and
        your risk factor disclosures which state that your operations may be significantly affected
        by adverse changes in the equity capital markets. Please explain to us and expand your
        MD&A disclosures in future filings to address the following, as appropriate:
        • Quantify for us the amount of your projected taxable income over the periods you
          expect to utilize your deferred tax assets. Provide your analysis to us separately by
          year. Revise your future filings to present the period over which you expect to realize
          your deferred tax assets.
        • Tell us whether your expectation about taxable income for the first quarter of 2014
          was in line with your actual taxable income for the quarter.
        • Explain to us if you obtained any other new evidence in 2014 (positive or negative)
          that has affected your assessment of this allowance. Revise your future filings to
          present this evidence, as necessary.

- Explain to us and revise future filings to present the types of uncertainties that may affect the realizability of your deferred tax assets.

Note 15. Quarterly Data, page F-39

10.   We note your disclosure in footnote (1) to the table that during the fourth quarter of 2013, you identified an error with respect to certain amounts that were included in your second quarter of 2013 tax benefit and valuation allowance reversal. Please respond to the following:
- Tell us how the error was identified, and by whom;
- Tell us whether you identified any control deficiencies as a result of the identification of this error, and describe the nature of the deficiencies and how you assessed the severity of any control deficiencies; and
- Tell us whether you established any new controls as a result of the identification of this error, and if so, describe to us the nature of the control enhancements.

Proxy Statement on Schedule 14A

Item11. Executive Compensation

Performance-Based Annual Incentive Compensation, page 35

11.   Please quantify the final amount of your ICP pool in your future disclosures.

12.   On page 36, you indicate that funding the ICP pool was based on your financial performance relative to the Compensation Committee's pre-established financial goals. We note the disclosure of the threshold $140 million in net revenue. Were there additional pre-established financial goals? If there were, please describe them in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Stephanie Ciboroski, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director